United States securities and exchange commission logo





                              December 19, 2022

       Timothy G. Dixon
       President and Chief Executive Officer
       Therapeutic Solutions International, Inc.
       701 Wild Rose Lane
       Elk City, Idaho 83525

                                                        Re: Therapeutic
Solutions International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 8,
2022
                                                            File No. 333-268070

       Dear Timothy G. Dixon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

       Form S-1 filed December 8, 2022

       The Offering, page 6

   1. We note your revisions in response to our prior comment 7, including your addition to the cover page that the
selling shareholder is offering up to 555,000,000 shares of common stock. However, the
Offering Summary on page 6 states that up to 216,001,530 shares of common stock may be
offered by the selling stockholders. Please revise to reconcile the discrepancy in the
amount of shares covered by this registration statement. Please also revise the filing fee
table and the legal opinion to reflect the number of shares covered by this registration
statement.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany19,
December   NameTherapeutic
              2022           Solutions International, Inc.
December
Page 2    19, 2022 Page 2
FirstName LastName
Risk Factors, page 20

2. We note your response to our prior comment number 5 and the two risk factors added to page 25. We note these risk factors relate to your inability to determine the exact number of shares that will be issued under the agreement and effect on stock price. Please revise to explain the risk concerning the possibility that you may not have access to the full amount available to you under the equity line, which is $10 million.
Selling Shareholders, page 53

3. We note that "Percentage of Common Stock Owned Before Offering" and "Amount to Be
         Beneficially Owned After the Offering" columns of your selling shareholder table references footnote 1 and 2 respectively, but there do not appear to be any corresponding footnotes in this section. We also note that your Total Row does not reflect the total amount or percentage of common stock owned by GHS before the offering. Please revise these apparent discrepancies.
Plan of Distribution, page 57

4. We note your disclosure that Regulation M limits "the timing of purchases and sales of the securities by the selling stockholder." Please revise this section to specifically disclose that Regulation M may prohibit GHS and any other distribution participants that are
         participating in the distribution of the company   s securities from
purchasing shares in the
         open market while the equity line is in effect.

Exhibits

5. We note your response to our prior comment 9 and reissue. It appears that your Exhibit
         1.1, Securities Purchase Agreement is still not text-searchable. Please refile this exhibit in the proper text-searchable format.
General

6. We note you have removed most references to incorporating by reference (on page 31 you still refer to your Annual Report on Form 10-K for the fiscal year ended December 31,
         2021 and Form 10-Q for quarter ending September 30, 2022 filed as Exhibits 13.1 and
         13.2), however, information required by Form S-1 is still missing, notably Item 301 of
         Regulation S-K. Please revise to provide this information.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany19,
December   NameTherapeutic
              2022           Solutions International, Inc.
December
Page 3    19, 2022 Page 3
FirstName LastName
       Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Hugh Kelso, Esq.